No. 812-15251

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

TRINITY CAPITAL INC.

1 N. 1st Street, 3rd Floor
Phoenix, AZ 85004

(480) 374-5350

All Communications, Notices and Orders to:

Steven L. Brown

Chairman and Chief Executive Officer

Trinity Capital Inc.
1 N. 1st Street, 3rd Floor
Phoenix, AZ 85004

sbrown@trincapinvestment.com

Copies to:

Cynthia M. Krus

Stephani M. Hildebrandt

Anne G. Oberndorf
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001
(202) 383-0100
Fax: (202) 637-3593

November 7, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

TRINITY CAPITAL INC. 1 N. 1st Street, 3rd Floor Phoenix, AZ 85004 File No. 812-15251	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

Trinity Capital Inc. (the “Company”), a Maryland corporation operating as an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3) to the extent necessary to permit the Company to organize, acquire, and wholly own the securities of Adviser Sub LLC,3 an entity that will be a direct wholly owned portfolio company4 of the Company, that intends to operate as an investment adviser (the “Adviser Sub”) registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

As more fully described herein, the Adviser Sub will be required to register as an investment adviser under the Advisers Act because under Section 203 of the Advisers Act, an investment adviser is generally required to be registered if it has $100 million or more of regulatory assets under management and the Company expects that the Adviser Sub will have more than $100 million of regulatory assets under management.

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Kohlberg Capital Corporation, American Capital Ltd., and Ares Capital Corporation.5

1 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

2 Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.

3 Adviser Sub LLC has not yet been formed, and does not intend to otherwise commence operations unless and until the relief requested herein has been granted. As a result, the legal name of the Adviser Sub is subject to change.

4 While the Adviser Sub will be a wholly owned portfolio company of the Company, it also will fall within the definition of “wholly owned subsidiary” for purposes of Section 2(a)(43) of the 1940 Act.

5 American Capital, Ltd., et al., Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012) (order); Kohlberg Capital Corporation, Investment Company Act Release Nos. 29975 (March 5, 2012) (notice) and 30011 (March 27, 2012) (order); Ares Capital Corporation, et al., Investment Company Act Release Nos. 29977 (March 9, 2012) (notice) and 30024 (March 29, 2012) (order); American Capital, Ltd., et al., Investment Company Act Release Nos. 31148 (July 3, 2014) (notice) and 31191 (July 29, 2014) (order).

II.	THE COMPANY

A.	Organization

The Company was formed on August 12, 2019 under the laws of the State of Maryland, and, on January 16, 2020, the Company filed a notice on Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act. The Company is and will continue to be an internally managed BDC. As a BDC, the Company is required to meet regulatory tests, including the requirement to invest at least 70% of the Company’s gross assets in “qualifying assets.” Qualifying assets generally include securities of private or thinly traded U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, the Company intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

As indicated above, the Adviser Sub will be a direct wholly owned portfolio company of the Company. The Company is, and the Adviser Sub will be, directly or indirectly overseen by the Company’s Board of Directors (the “Board”), that currently consists of six members of whom four are not considered “interested persons” and two are considered interested persons of the Company within the meaning of Section 2(a)(19). In its capacity as the Board of the Advisers Sub’s parent company, the Board will indirectly oversee the Adviser Sub.

B.	Business Overview

The Company is a specialty lending company providing debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation through its investments. The Company seeks to achieve its investment objective by making investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, the Company may obtain warrants or contingent exit fees at funding from many of its portfolio companies, providing an additional potential source of investment returns. The warrants entitle the Company to purchase preferred or common ownership shares of a portfolio company, and the Company typically targets the amount of such warrants to scale in proportion to the amount of the debt or equipment financing. Contingent exit fees are cash fees payable upon the consummation of certain trigger events, such as a successful change of control or initial public offering of the portfolio company. In addition, the Company may obtain rights for the Company and/or the Managed Accounts (as defined below) to purchase additional shares of the Company’s portfolio companies in subsequent equity financing rounds. The Company generally is required to invest at least 70% of its total assets in qualifying assets in accordance with the 1940 Act, but may invest up to 30% of its total assets in non-qualifying assets, as permitted by the 1940 Act.

The Company targets investments in growth stage companies, which are typically private companies, including venture-backed companies and companies with institutional equity investors. The Company defines “growth stage companies” as companies that have significant ownership and active participation by sponsors, such as institutional investors or private equity firms, and annual revenues of up to $100.0 million. Subject to the requirements of the 1940 Act, the Company is not limited to investing in any particular industry or geographic area and seeks to invest in under-financed segments of the private credit markets.

The Company invests in debt, including loans and equipment financings, that generally have initial interest-only periods of up to 24 months and then generally fully amortize over the remainder of a total term of up to 60 months and are typically secured by a blanket first position lien, a specific asset lien on mission-critical assets, or a blanket second position lien. The Company may also make a limited number of direct equity and equity-related investments in conjunction with its debt investments.

C.	Tax Status

The Company intends to elect to be treated for tax purposes as a RIC in conjunction with the filing of the Company’s 2020 tax return.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that it distributes to its stockholders as dividends in accordance with the timing requirements of the Code.  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute to its stockholders annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or currencies, net income from certain “qualified publicly traded partnerships” (as defined in the Code) or other income derived with respect to its business of investing in such stock, securities or currencies (income from such sources is referred to herein as “Good RIC Income”). Importantly, fee income received by the Adviser Sub in connection with the provision of services to the Managed Accounts generally would not constitute Good RIC Income to the Company if it earned such income directly.  Therefore, in order for the Company to maintain its RIC status while receiving the income from its ownership of the Adviser Sub, the Company believes that it is in the best interests of the Company and its shareholders for the Adviser Sub to provide advisory services to and to receive fees from the Managed Accounts instead of the Company providing such services and receiving such fees directly. The Adviser Sub will elect to be treated as a taxable entity. Accordingly, the Adviser Sub will be taxed at corporate tax rates based on its taxable income, if any.

III.	ADVISER SUB

The Company intends to organize, acquire, and wholly own the securities of Adviser Sub, an entity that will be a direct wholly owned portfolio company of the Company and will serve as investment adviser or sub-adviser to the Managed Accounts. The Company expects the Adviser Sub to be organized as a limited liability company under the laws of the State of Delaware. The Adviser Sub intends to serve as investment adviser or sub-adviser to one or more privately-offered pooled investment vehicles, registered management investment companies, BDCs, and/or investment accounts (collectively, “Managed Accounts”) and to receive fees in connection with its management of the Managed Accounts similar to those received by comparable investment advisers. None of the directors, including the independent directors, will have a direct interest in the Adviser Sub, and none of the independent directors will have any interests in any of the Managed Accounts. The Adviser Sub will not offer any other investment advisory services or provide services to any other entities other than the Managed Accounts. The revenue that the Adviser Sub generates through the fees it receives for managing the Managed Accounts and after paying the expenses associated with its operations, including compensation of employees, may be distributed to the Company as dividends. Under the Advisers Act, an investment adviser is generally required to be registered if it has $100 million or more of regulatory assets under management. In addition, an investment adviser to an investment company registered under the 1940 Act or to a company that has elected to be a BDC with $25 million or more of regulatory assets under management would also be required to register under the Advisers Act. An investment adviser may also register under the Advisers Act in compliance with Rule 203A-2(c)(1) of the Advisers Act if it expects to be eligible to register an as adviser within 120 days of registering. The Adviser Sub will register as an investment adviser under the Advisers Act, in compliance with Rule 203A-2(c)(1) of the Advisers Act, after the relief requested herein is granted to the Company, because the Adviser Sub expects to have $100 million or more of regulatory assets under management within 120 days of such registration. Relief from Section 12(d)(3) is also required if one or more Managed Accounts is an investment company.

The Adviser Sub, as a registered investment adviser, will adopt policies and procedures required for registered investment advisers under the Advisers Act. Following the effectiveness of the Adviser Sub’s application for registration as an investment adviser, the Company does not and will not own any security issued by or any other interest in any other registered investment adviser (as defined in the Advisers Act) that is registered as an investment adviser under the Advisers Act. The Company, as an “associated person of an investment adviser,” will subject all of its investment advisory activities, if any, to the Advisers Act and the rules thereunder, as well as to the Adviser Sub’s policies and procedures in this respect.

In addition, the Adviser Sub’s borrowings, if any, would be used only for its own legitimate business purposes, and would not be used directly or indirectly by the Company for its business purposes unrelated to the Adviser Sub. As part of the policies and procedures discussed below that the Company will adopt with respect to the Adviser Sub, the Company will adopt procedures to ensure Board oversight of compliance with the foregoing representations. Among other things, the Board will monitor on at least a quarterly basis the Adviser Sub’s financial performance and Managed Accounts performance. In addition, the Board will determine, in good faith, the fair value of the Adviser Sub as a portfolio company of the Company on a quarterly basis.

The Company expects that the investment strategy of the proposed Managed Accounts may overlap with the Company’s investment strategy. The Company expects that the investment strategy of the proposed Managed Accounts may include asset-based, or “warehouse,” lending, larger debt transactions than those typically targeted by the Company, and debt transactions in life sciences-related portfolio companies. Asset-based lending of the Managed Accounts is expected to consist of lines of credit that will be collateralized by certain assets of the borrower. The Managed Accounts will make advances to the borrower based on such collateral, pursuant to an agreed-upon advance rate. The Company also expects the Managed Accounts to enter into loans and equipment financings with growth stage companies, in principal amounts larger than those generally entered into by the Company. Additionally, the proposed Managed Accounts may provide loans and equipment financings to growth stage companies in the life sciences industry, which is not an industry sector that the Company has historically targeted. The proposed Managed Accounts that are structured as privately-offered pooled investment vehicles and/or investment accounts, but not registered management investment companies or BDCs (“Private Fund Managed Accounts”) may also have an investment strategy that includes making equity investments in growth stage portfolio companies.  These equity investments may be made via participation rights.  The participation rights will generally be negotiated by the Company at the time the Company makes a debt investment in a growth stage portfolio company or enters into an equipment financing agreement with a growth stage portfolio company, but may also be negotiated by the Private Fund Managed Accounts at that time.  These participation rights will generally provide the holder with the right to make an equity investment up to a specific dollar amount in one or more subsequent equity financing rounds by the growth stage portfolio company.  Private Fund Managed Accounts may acquire participation rights in the Company’s existing growth stage portfolio companies either (i) from the Company, which would have acquired the participation rights from the growth stage portfolio company or (ii) directly from the portfolio company at the same time as the Company’s investment in the growth stage portfolio company.  Managed Accounts that are BDCs or registered investment companies would not participate in such investments. The Managed Accounts may also have other investment strategies in the future.

The Company and the Managed Accounts would be able to invest in the same securities or different securities of the same issuer to the extent consistent with applicable law, regulatory guidance, or any exemptive order obtained by the Company. Section 57(a)of the 1940 Act prohibits purchases from a BDC by a closely affiliated person. The Company, however, would be permitted to co-invest with the Private Fund Managed Accounts that are not BDCs or registered management investment companies because they are "downstream" affiliates and as such qualify for the exemption from Section 57(a) in Rule 57b-1 under the 1940 Act. The Company is also permitted to co-invest with the Managed Accounts in investment opportunities that are not negotiated pursuant to staff no-action position set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000). The Company and the Adviser Sub will implement policies and procedures that will govern the allocation of investment opportunities when investment advisory personnel of the Company and/or Adviser Sub become aware of investment opportunities that may be appropriate for the Company and one or more Managed Accounts. Under such policies and procedures, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for the Company and the Managed Accounts. In the absence of any such provisions, the investment advisory personnel of the Company and the Adviser Sub will consider certain factors included in the policies and procedures to determine (i) if an opportunity is appropriate for the Company and/or any of the Managed Accounts, taking into account each entity’s respective investment objective, investment strategies, policies and other pertinent factors and (ii) the appropriate amount to be invested by the Company and/or each Managed Account, taking into account such factors as the relevant amount of capital available for new investments, liquidity considerations, portfolio diversification and concentration concerns, regulatory requirements and restrictions, among other things.  If the Company and the Managed Accounts cannot co-invest, the policies and procedures will provide a method for determining which entity or entities will be allocated the opportunity, which will require that such opportunities be offered to such entities in a manner that will be fair and equitable. In general, pursuant to the policies and procedures, in making such assessment, the Company and the Adviser Sub will consider a variety of such factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the Company and the Managed Accounts; the nature of the investment; the liquidity needs of the Company and the Managed Accounts; legal, tax and regulatory requirements and restrictions; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity. Although the policies and procedures will endeavor to allocate investment opportunities in a fair and equitable manner, there may be conflicts in allocating investment opportunities between the Company and the Managed Accounts. The Board will seek to monitor the potential conflicts arising from the allocation of investment opportunities between the Company and the Managed Accounts in fulfilling its oversight responsibilities.

The Company and the Adviser Sub will also adopt policies and procedures to address potential conflicts of interest, including but not limited to policies and procedures that govern the allocation of expenses, personal securities trading, and insider trading and confidentiality of proprietary information. The costs and expenses of shared personnel, facilities and other resources of the Company and the Adviser Sub will be allocated to the Company and the Adviser Sub in a manner approved by the Board. The Managed Accounts will not hold securities of the Adviser Sub or the Company.

IV.	REASONS FOR REQUEST

Section 12(d)(3) provides that it is unlawful for a registered investment company to purchase or otherwise acquire a security issued by a person who is, among other things, an investment adviser of an investment company or an investment adviser registered under the Advisers Act. Section 60 makes Section 12(d)(3) applicable to a BDC as if it were a registered closed-end investment company. The Adviser Sub will register as an investment adviser under the Advisers Act, in compliance with Rule 203A-2(c)(1) of the Advisers Act, after the relief requested herein is granted to the Company, because the Adviser Sub expects to have $100 million or more of regulatory assets under management within 120 days of such registration. Therefore, relief from Section 12(d)(3) is required because the registration of Adviser Sub would result in the Company acquiring a security of a registered investment adviser. In addition, the Company expects that after the relief requested herein is granted the Adviser Sub will act as an investment adviser to investment companies. To the extent it does so, relief from Section 12(d)(3) is also required because the Adviser Sub acting as an investment adviser of an investment company would result in the Company acquiring a security of an investment adviser of an investment company.

The Adviser Sub’s organization as a wholly owned portfolio company of the Company and registration as an investment adviser would permit the Adviser Sub to operate the business of managing the Managed Accounts as a direct wholly owned taxable portfolio company of the Company, thereby protecting the Company’s RIC status while ensuring that the investment advisory relationship between the Adviser Sub and the Managed Accounts inures to the benefit of the Company and its shareholders. As discussed above, the treatment of the Adviser Sub as an entity that is taxable for U.S. federal income tax purposes prevents the fee income earned by the Adviser Sub from being attributed to the Company for tax purposes, as such fee income generally would not be Good RIC Income if earned directly by the Company. The Adviser Sub may distribute its net after tax earnings to the Company as dividends, which represents Good RIC Income.  This structure permits the Company and its shareholders to continue to benefit from the fees associated with the advisory relationship between the Adviser Sub and the Managed Accounts without the corresponding risk to the Company’s RIC status.

Although the Company could explore the potential for serving as an adviser directly, rather than through the Adviser Sub, the Company believes doing so would make it more difficult to maintain its current tax status. As noted above, the Company intends to elect to be treated for tax purposes as a RIC under the Code. To qualify and maintain its status as a RIC, the Company is required to, among other things, receive 90% or more of its income from qualified earnings (i.e., Good RIC Income) as well as satisfy asset diversification and income distribution requirements. Importantly, investment management fee income received in connection with the provision of advisory services does not constitute Good RIC Income. However, income distributed in the form of dividends from a wholly owned portfolio company to a parent company does constitute Good RIC Income. The utilization of a portfolio company as a tax “blocker” entity in such a manner is a common and lawful method of tax planning under the Code. Therefore, as discussed above, in order for the Company to both maintain its RIC status under the Code and receive investment management fee income, management believes it would be in the best interest of the Company and its shareholders for investment management fee income to be generated by a proposed wholly owned portfolio company, Adviser Sub. Furthermore, the potential provision of investment advisory services through a wholly owned and controlled portfolio company of the Company has been approved by the Board, including a majority of the Board who are not “interested persons” of the Company within the meaning of Section 2(a)(19). The Board will oversee the Adviser Sub and its activities consistent with its oversight responsibilities for the Company.

It is expected that the Adviser Sub would allow the Company to use its current resources and investment professionals to increase the Company’s gross revenue and income. In addition, the Company expects to increase its advisory personnel and advisory activities as necessary through the Adviser Sub. The establishment of the Adviser Sub (as opposed to the Company providing advisory services directly) would allow for this expansion of advisory personnel and advisory activities because using the Adviser Sub would allow the Company to shield itself from potential liabilities associated with such activities to which the Company would be exposed if it were to engage in those activities directly. In addition, from a practical standpoint, the Company believes that the new investment advisory services that the Company would offer through the Adviser Sub would make the Company more marketable to potential new investors. However, if the Company were to provide the advisory services itself and thereby fail to maintain RIC tax treatment, the Company would be less marketable to investors than if the services were provided by Adviser Sub. Furthermore, the Adviser Sub expects to share certain executive officers, investment personnel, other employees, facilities, and other resources of the Company to meet the investment advisory requirements of the Managed Accounts and the Company will capitalize the Adviser Sub with an amount of money and assets reasonably necessary to cover the Adviser Sub’s organizational expenses.

As noted above, the Company desires to organize, acquire, and wholly own the securities of the Adviser Sub. If the relief requested hereunder is not granted, the Company will likely be forced to decide between operating the advisory business itself and losing its RIC status, choosing to not operate an advisory business and losing out on the benefits of such program to its shareholders, limiting the dollar amount of third-party assets that the Adviser Sub manages in order to avoid it having to register as an investment adviser with the Commission, or limiting the types of clients the Adviser Sub could serve (e.g., the Adviser Sub would not be able to serve registered investment companies). Any of these circumstances would be disadvantageous to the Company and its shareholders given that the Company expects that the amounts the Adviser Sub will receive for the provision of management services will result in dividends to the Company derived from the Adviser Subs recurring net fee income, and as a result will improve the Company’s profitability. The Company’s Board, including a majority of the disinterested directors, in a meeting held on May 3, 2021, found that the Company organizing, acquiring and wholly owning 100% of the equity interests in the Adviser Sub subsequent to its registration as an investment adviser is in the best interests of the Company and its shareholders. Organizing, acquiring and wholly owning 100% of the equity interests in the Adviser Sub subsequent to its registration as an investment adviser is not subject to approval by shareholders of the Company. The Company will include disclosure in its annual report on Form 10-K regarding the expected growth of advisory services provided by the Adviser Sub and associated risks, if any. The Company will also include disclosure that provides notice to shareholders of the organization, acquisition, and ownership of the Adviser Sub. Shareholders of the Company will be provided with notice, in advance of, or concurrent with, the Adviser Sub’s start of investment advisory activities.

Permitting the Company to organize, acquire, and wholly own the securities of Adviser Sub once it becomes a registered investment adviser also will enable the Adviser Sub to grow the assets it manages and increase its investment management fee income. Such growth and increase in income would provide additional value to the Company and its shareholders in the manner set forth in the immediately preceding paragraph.

V.	DISCUSSION OF AUTHORITY

A.  Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company will own 100% of the equity interests in the Adviser Sub.  However, it is not expected that the Adviser Sub would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.6 The ownership of the Adviser Sub, at such point as it becomes registered as an investment adviser, could thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

6 While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55% of its assets to a business and it derives at least 55% of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3).  In relevant part, Rule 12d3-1 provides that:

(a)    Notwithstanding Section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b)   Notwithstanding Section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)           Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that a significant portion of the Adviser Sub’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own all the outstanding securities of the Adviser Sub and therefore would control the Adviser Sub, Rule 12d3-1(a) does not appear to be available. In addition, since the Company expects that a significant portion of the Adviser Sub’s gross revenue will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all of the outstanding equity securities of the Adviser Sub, Rule 12d3-1(b) does not appear to be available.

Furthermore, Rule 12d3-1(c) provides that:

(c) Notwithstanding paragraphs (a) and (b) of this section, this section does not exempt the acquisition of:

(1) A general partnership interest; or

(2) A security issued by the acquiring company's promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter; or

(3) A security issued by the acquiring company’s investment adviser, or an affiliated person of the acquiring company's investment adviser, other than a security issued by a subadviser or an affiliated person of a subadviser of the acquiring company provided that:

(i) Prohibited relationships. The subadviser that is (or whose affiliated person is) the issuer is not, and is not an affiliated person of, an investment adviser responsible for providing advice with respect to the portion of the acquiring company that is acquiring the securities, or of any promoter, underwriter, officer, director, member of an advisory board, or employee of the acquiring company;

(ii) Advisory contract. The advisory contracts of the subadviser that is (or whose affiliated person is) the issuer, and any subadviser that is advising the portion of the acquiring company that is purchasing the securities:

(A) Prohibit them from consulting with each other concerning transactions of the acquiring company in securities or other assets, other than for purposes of complying with the conditions of paragraphs (a) and (b) of this section; and

(B) Limit their responsibility in providing advice to providing advice with respect to a discrete portion of the acquiring company's portfolio.

None of the restrictions in Rule 12d3-1(c) that would have prevented the Company from relying on paragraphs (a) and (b) of the rule with respect to the Adviser Sub apply to the Company’s interest in the Adviser Sub. Specifically, the Company’s interest in the Adviser Sub is not a general partnership interest, a security issued by the Company’s promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter, or a security issued by the Company’s investment adviser, or an affiliated person of the Company’s investment adviser. In addition, the Adviser Sub will not serve as a promoter, underwriter, officer, director, member of an advisory board, or employee with respect to the Company. Therefore, the Company’s interest in the Adviser Sub and its acquisition of such interests does not does not exempt the Company from relying on paragraph (a) and (b) of Rule 12d3-1.

As more fully set forth below, the Company believes that organizing, acquiring, and holding the Adviser Sub is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. The Company’s ownership and control of the Adviser Sub does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. In addition, the Commission has previously granted similar exemptive relief to internally and externally managed BDCs and registered closed-end investment management companies to allow those companies to establish and/or continue to hold wholly owned registered investment adviser subsidiaries or portfolio companies.7

B.	Ownership of the Adviser Sub is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company does not believe that organizing, acquiring, and wholly owning the securities of Adviser Sub presents the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3). The Company’s ownership and control of the Adviser Sub does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.8 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”9  Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.10  As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

7 See American Capital, Ltd., et al., Investment Company Act Release Nos. 31148 (July 3, 2014) (notice) and 31191 (July 29, 2014) (order); Ares Capital Corporation, et al., Investment Company Act Release Nos. 29977 (March 9, 2012) (notice) and 30024 (March 29, 2012) (order); Kohlberg Capital Corporation, Investment Company Act Release Nos. 29975 (March 5, 2012) (notice) and 30011 (March 27, 2012) (order); American Capital, Ltd., et al., Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012) (order); Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

8 See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies is inapplicable here.”)

9 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

10 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,11 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository as of May 1, 2011, the vast majority (90.59%) of investment advisory firms were organized as either corporations or limited liability companies, compared to a mere 3.41% of registered investment advisers that were organized as general partnerships.12

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in the Adviser Sub because they are insulated by a layer of liability protection between the Adviser Sub and the Company as the Adviser Sub will be organized as a separate entity and will be structured as a limited liability company, not a partnership.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky investments is not present in the case at hand given the layer of liability protection between the Adviser Sub and the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.13 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).14  For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.15 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.16 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.”  Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.17

11 See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

12 Evolution-Revolution: A Profile of the Investment Adviser Profession (2011) (44.06% of all registered investment advisers were organized as corporations and 46.53% were organized as limited liability companies). The Applicant has no reason to believe that this data or the data referred to above that was collected from the Investment Adviser Registration Depository is no longer accurate based on the Applicant's review of Form ADVs as of the date hereof.

13 15 U.S.C. § 80a-1(b)(2) (1940).

14 H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

15 Id. part I, at 75-76.

16 Id.

17 Id. part III, at 107 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.18  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.19

As discussed previously, the Company will own 100% of the equity interests in the Adviser Sub and, as a result, will exercise total control over the strategic direction of the Adviser Sub, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices. In this regard, as a condition to the Company’s requested relief, the Company will agree to wholly own and control the Adviser Sub.  As a result, the Company will continue to be in a position to control the Adviser Sub’s strategic direction and policies via the holding of all of the voting equity interests of the Adviser Sub.

The Adviser Sub will be a direct wholly owned portfolio company of the Company. As a wholly owned portfolio company and the indirect sole shareholder of the Adviser Sub, the Adviser Sub and the Company will generally have aligned interests. In addition, the Company will adopt policies and procedures with respect to the Adviser Sub designed to ensure that the Company and the Adviser Sub are both being operated and managed in the best interests of the Company’s shareholders and that the ownership by the Company of the Adviser Sub is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. As described above, the investment focus of the Company and the Managed Accounts may overlap. The Company and the Managed Accounts may invest in the same securities or different securities of the same issuer to the extent consistent with applicable law, regulatory guidance, or any exemptive order obtained by the Company. The Company and the Adviser Sub will implement policies and procedures that will govern the allocation of investment opportunities when investment advisory personnel of the Company and/or Adviser Sub become aware of investment opportunities that may be appropriate for the Company and one or more Managed Accounts. The Company and the Adviser Sub will also adopt policies and procedures to address potential conflicts of interest, including but not limited to policies and procedures that govern the allocation of expenses, personal securities trading, and insider trading and confidentiality of proprietary information. For example, the Company will establish policies and procedures to ensure that the sharing of information among investment professionals does not result in transactions that are inconsistent with the Company's investment objective and policies or that otherwise involve any overreaching of the Company or any of the Managed Accounts. In addition, each of the Managed Accounts that would participate in any such transaction has a mechanism for reviewing certain affiliate transactions, generally consisting of the approval of an individual or committee otherwise unaffiliated with Advser Sub and the Company who is engaged by the Managed Accounts for the purpose of reviewing such affiliate transactions. When a Fund acquires an asset from, or sells an asset to, the Company or another affiliate, such individual or committee reviews the transaction to determine that it is consistent with the standards for affiliate transactions set forth in such Fund's governing documents, including approving the price at which the asset is proposed to be sold. Under certain circumstances, there may be situations that could give rise to the Company and one or more of the Managed Accounts having differing interests with respect to an issuer in which the Company and one of the Managed Accounts are invested in different instruments. For example, it is possible that if an issuer's financial performance and condition deteriorates such that one or more investments are or could be impaired, then the Company and the Sub-Adviser might face a conflict of interest if there is a difference in seniority or other rights and remedies of the respective investments. To the extent the Company’s compliance personnel believes a conflict arises out of the sharing of information obtained due to ownership by the Company, on the one hand, and a Managed Account, on the other hand, of different instruments issued by the same issuer, an information wall will be put into place limiting the flow of information between the Company and the applicable Managed Account (and the Adviser Sub as its manager). As appropriate, additional steps may also be taken as required, consistent with the fiduciary duties owed by the Company and the Adviser Sub to their respective clients (the Company’s client being itself). The Company’s compliance personnel monitor the portfolios and investment pipelines of both the Company and the Managed Accounts for potential conflicts of interest. As part of this monitoring, procedures are, where appropriate, implemented to restrict communications between the Company's and the Adviser Sub's investment professionals so that those investment professionals are not conflicted when making decisions regarding such investments that are in the best interests of the Company and the Managed Accounts, respectively.

18 See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

19 See id.

C.	The Commission Has Previously Granted Relief to Permit BDCs and Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that, as noted above, the Commission has previously granted similar exemptive relief to internally and externally managed BDCs and registered closed-end investment management companies to allow those companies to establish and/or continue to hold wholly owned registered investment adviser subsidiaries or portfolio companies.20 Importantly, all but one of these involved the use by the parent companies of wholly owned registered investment adviser subsidiaries/portfolio companies to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the parent companies, in order to maintain the registered closed-end investment companies’ RIC status.

In March 2012, the Commission issued an order (the “Kohlberg Order”) to Kohlberg Capital Corporation (“Kohlberg”), an internally managed BDC, to permit it to continue to hold a greater than 50% equity interest in Katonah Debt Advisors, LLC (“KDA”), Trimaran Advisors, L.L.C. (“TA” and, together with KDA, the “Advisers”), Katonah Management Holdings LLC (“Katonah Management”) and Commodore Holdings, L.L.C. (“Commodore Holdings” and, together with Katonah Management, the “Holding Companies”) and certain special purpose vehicles (each a “Special Purpose Subsidiary” and, collectively, the “Special Purpose Subsidiaries”). The Advisers, the Holding Companies and the Special Purpose Subsidiaries were each a direct or indirect wholly owned portfolio company of Kohlberg, and the Advisers and the Special Purpose Subsidiaries were required to register as investment advisers under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010. The Company notes that the Commission granted similar exemptive relief close in time to the Kohlberg Order to American Capital Ltd. (“American Capital”), an internally managed BDC, and Ares Capital Corporation (“Ares”), an externally managed BDC.21

The Commission staff (the “Staff”) more recently granted two requests for no-action letters to internally managed BDCs in situations similar to those involved in this request. In the Hercules Capital, Inc. (“Hercules”) no-action letter,22 the Staff confirmed that it would not recommend enforcement action to the Commission under Section 12(d)(3) against Hercules if Hercules, an internally managed BDC, organized and acquired the securities of Adviser Sub LLC (the “Hercules Adviser Sub”). The Hercules Adviser Sub would be a direct or indirect wholly owned subsidiary of Hercules and would register as an investment adviser under the Advisers Act and serve as investment adviser or sub-adviser to one or more privately-offered pooled investment vehicles, registered management investment companies, BDCs, and/or investment accounts. The Staff noted that it was granting such request based on the facts and representations set forth in Hercules’ no-action letter, which are substantially similar to the facts and representations included herein.

20 See note 5 above.

21 See Id.

22 Hercules Capital, Inc. (pub. avail. May 11, 2020).

In the Main Street Capital Corporation (“Main Street”) no-action letter,23 the Staff confirmed that it would not recommend enforcement action to the Commission under Section 12(d)(3) against Main Street if its adviser subsidiary registered as an investment adviser under the Advisers Act. Main Street was an internally managed BDC, that itself was operating as a registered investment adviser to unaffiliated third-party clients. In order to meet the source-of-income standards under the Code, and limit its income to Good RIC Income, Main Street sought to assign its third-party advisory agreement to its wholly owned subsidiary, which had been managing the day-to-day operational and investment activities of Main Street. In order for the subsidiary to accept the assignment, the subsidiary would have been required to register under the Advisers Act, which would have been prohibited by Section 12(d)(3). In granting Main Street’s request, the Staff noted Main Street’s arguments that (a) the entrepreneurial risks that stirred Congress to enact Section 12(d)(3) were not present where an advisory subsidiary is a limited liability company and (b) the conflicts of interest and reciprocal practices of concern to Congress were not present because (i) Main Street’s subsidiary was wholly owned and controlled by Main Street and overseen by Main Street’s board of directors, (ii) Main Street could have provided the advisory services directly and requested relief for bona-fide tax planning purposes, and (iii) Congress was primarily concerned about an investment company owning a brokerage or underwriting business, not an advisory business.

The Staff has also issued various letters granting no-action relief to registered closed-end and open-end management investment companies that proposed to organize wholly owned subsidiaries that would operate as registered investment advisers to third-party clients.24 The relief requested by the Company in this letter is similar to these precedents.

The Company believes that the facts presented by the Company in this request are substantially similar to the Hercules no-action letter and that the Company’s request for relief is substantially similar to the requests for relief in the Hercules no-action letter, and the Kohlberg, American Capital and Ares precedents, as well as the other no-action letters previously cited.

D.	Ownership of the Adviser Sub is Consistent With the Protection of Investors

The Company’s proposal to enter into the advisory business through a wholly owned and controlled portfolio company will benefit the Company’s shareholders by: (i) allowing them to share in the profits from the new advisory business, (ii) by allowing that advisory business to be more marketable than if the services were provided by the Company itself, and (iii) by limiting any potential liabilities arising from Adviser Sub’s provision of advisory services.25. In addition, the growth in the Company’s advisory business through the Adviser Sub will enable the Company to add advisory personnel that it could not on its own, such as additional portfolio managers and investment analysts, who will be available to provide advisory services both to the Company and to the Managed Accounts of the Adviser Sub and further enhance the experience and relationships of Company's investment team. Without the growth of the Company’s advisory business through the Adviser Sub, the Company would not have the ability to support such additional advisory personnel.

In addition, the potential for conflicts of interests or overreaching is mitigated due to the fact that the Company will remain internally managed and will wholly own and control the Adviser Sub and the concern of potential conflicts of interests or overreaching in the context of Section 12(d)(3) was raised by Congress primarily with respect to an investment company’s ownership of a brokerage or underwriting business, and not the ownership of an advisory business. The Company’s ownership of a wholly owned and controlled adviser portfolio company will not disadvantage any of the Adviser Sub’s Managed Accounts because the Adviser Sub will be a fiduciary of its clients, will be subject to the anti-fraud provisions of the Advisers Act and the other federal securities laws, and will be subject to and will comply with all of the duties and responsibilities required of a registered investment adviser under the Advisers Act. Also, it is expected that certain types of Managed Accounts will be represented by a board of directors or similar entity or person that will be responsible for protecting the client's interests vis-à-vis the Adviser Sub.

23 Main Street Capital Corporation (pub. avail. Nov. 7, 2013).

24 See, e.g., AFL-CIO Housing Investment Trust (pub. avail. Aug. 5, 2016); Adams Diversified Equity Fund Inc. (pub. avail. Apr. 30, 2015); ASA Limited (pub. avail. July 23, 2010).

25 Unlike a general partnership, the liability of the owners/members of a limited liability company is generally limited.

Allowing the Company to organize, acquire, and wholly own the securities of Adviser Sub after it has registered as an adviser under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, by providing advisory services through the Adviser Sub, the Company ensures that with respect to such advisory services, shareholders will receive Good RIC Income under the Code through bona fide tax planning, thereby allowing the Company to retain its status as a RIC, and yet shareholders will receive the benefit of the advisory arrangement.

The Adviser Sub will also not subject the Company’s shareholders to additional risks of liability due to its structure.  As discussed previously, the Company would be legally and structurally insulated from liability in connection with the Adviser Sub’s business.  Therefore, from the perspective of the Company’s shareholders, the Company’s indirect ownership of the Adviser Sub should be viewed no differently than the Company’s investment in any other wholly owned portfolio company.

Lastly, organizing, acquiring, and wholly owning the securities of Adviser Sub after it has registered as an adviser under the Advisers Act is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if the Adviser Sub is registered under the Advisers Act. To the contrary, the Company’s shareholders benefit from the fact that the Adviser Sub, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Adviser Sub, as a registered investment adviser, and the Company, as “associated persons of an investment adviser”, will be required to comply with the Advisers Act.

E.	Allowing the Company to Organize, Acquire and Wholly Own the Securities of the Adviser Sub is Appropriate in the Public Interest

Section 6(c) provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s ownership of the Adviser Sub.

F.	Conclusion

The Company believes that permitting the Company to organize, acquire, and operate the Adviser Sub does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company to organize, acquire, and wholly own the securities of Adviser Sub as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VI.	CONDITIONS

The Applicant agrees that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.	The determination to enter into the advisory business through the Adviser Sub has been made by a vote of at least a majority of the Board who are not “interested persons” of the Company as defined in Section 2(a)(19).

2.	The Company will wholly own and control the Adviser Sub. The Company will not have an investment adviser within the meaning of Section 2(a)(20). Only persons acting in their capacities as directors, officers or employees of the Company will provide advisory services to the Company.

3.	In each of its annual reports to shareholders and in future registration statements, the Company will discuss the existence of the Adviser Sub and the provision by the Adviser Sub of outside advisory services as well as include an assessment of whatever risks, if any, are associated with the existence of the Adviser Sub and its provision of such services.

4.	The Adviser Sub will not make any proprietary investment that the Company would be prohibited from making directly under the Company’s investment objectives, policies and restrictions or under any applicable law.

5.	In assessing compliance with the asset coverage requirements under Section 18 of the 1940 Act, the Company will deem the assets, liabilities, and indebtedness of the Adviser Sub as its own.

6.	The Board will review at least annually the investment advisory business of the Adviser Sub to determine whether such business should be continued and whether the benefits derived by the Company from the Adviser Sub’s business warrant the continued ownership of the Adviser Sub and, if appropriate, approve (by a vote of at least a majority of its directors who are not “interested persons” as defined in the 1940 Act) at least annually such continuation. In determining whether the investment advisory business of the Adviser Sub should be continued and whether the benefits derived by the Company from the Adviser Sub’s business warrant the continued ownership of the Adviser Sub, the Board will take into consideration, among other things, the following: (a) the compensation of the officers of the Company and of the Adviser Sub; (b) all investments by and investment opportunities considered for the Company that relate to any investments by or investment opportunities considered for a client of the Adviser Sub; and (c) the allocation of expenses associated with the provision of advisory services between the Company and the Adviser Sub.[26]

VII.	AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board and attached as Exhibit B, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

TRINITY CAPITAL INC.

By:	/s/ Steven L. Brown
Steven L. Brown
Chairman and Chief Executive Officer

26 Such expenses may include: administration and operating expenses; investment research expenses; sales and marketing expenses; office space and general expenses; and direct expenses, including legal and audit fees, directors’ fees and taxes.

Exhibit A

VERIFICATION

The undersigned says that he has duly executed the attached Application for and on behalf of Trinity Capital Inc.; that he is the Chairman and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Steven L. Brown
Steven L. Brown
Chairman and Chief Executive Officer

Date: November 7, 2022

Exhibit B

Resolutions of

Trinity Capital Inc. (the “Corporation”)

Board of Directors (the “Board”)

WHEREAS, the Corporation desires to organize, acquire, and wholly own 100% of the equity interests in Adviser Sub LLC (the “Adviser Sub”); and

WHEREAS, the Board anticipates that the Adviser Sub will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to wholly own the securities of the Adviser Sub as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, amended (the “1940 Act”), which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:	That the Board, including by a majority of the directors that are not an “interested person” of the Corporation, as defined in Section 2(a)(19) of the 1940 Act, finds that the Corporation organizing, acquiring, and wholly owning 100% of the equity interest in the Adviser Sub subsequent to its registration as an investment adviser is in the best interests of the Corporation and its shareholders.

RESOLVED:	That the Corporation’s Chief Executive Officer, the President, the Chief Financial Officer, an Executive or Senior Vice President, the Chief Legal Officer, the General Counsel and the Corporate Secretary of the Company and any of their respective designees (each an “Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the Officers executing the same may consider advisable or necessary.

RESOLVED:	That the Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions.

RESOLVED:	That all actions taken prior to the adoption of these resolutions by any Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects.

RESOLVED:	That the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.